UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 1-14536

PartnerRe Ltd.

(Translation of registrant’s name into English)

Wellesley House South

90 Pitts Bay Road

Pembroke HM08

Bermuda

(441) 292-0888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (File No. 333-231716). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENTS AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the 4.500% Fixed-Rate Reset Junior Subordinated Notes due 2050 (the “Notes”) by PartnerRe Finance B LLC (the “Company”), subject to an unconditional guarantee (the “Guarantee”) from PartnerRe Ltd. (the “Guarantor”), pursuant to the shelf registration statement of the Company and the Guarantor on Form F-3 (File Nos. 333-231716 and 333-231716-01).

EXHIBIT INDEX

Exhibit

1.1	Underwriting Agreement, dated September 17, 2020, among the Company, the Guarantor, and Wells Fargo Securities, LLC, Barclays Capital Inc. and BofA Securities, Inc., as representatives of the several Underwriters named therein.
4.1	Subordinated Debt Securities Indenture, dated as of September 22, 2020, among the Company, the Guarantor, and The Bank of New York Mellon, as Trustee.
4.2	First Supplemental Subordinated Debt Securities Indenture, dated as of September 22, 2020, among the Company, the Guarantor, and The Bank of New York Mellon, as Trustee.
4.3	Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between the Guarantor and The Bank of New York Mellon, as Guarantee Trustee.
4.4	First Supplemental Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between the Guarantor and The Bank of New York Mellon, as Guarantee Trustee.
4.5	Form of Global Note for the 4.500% Fixed-Rate Reset Junior Subordinated Notes due 2050 (included in Exhibit 4.2 above).
5.1	Opinion of Conyers Dill & Pearman Limited, Bermuda counsel to the Guarantor, as to certain matters under Bermuda law.
5.2	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, as to the validity of the Notes and the Guarantee under New York law.
23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1 above).
23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.2 above).
99.1	Press Release of PartnerRe Ltd., dated September 22, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.

September 22, 2020	By:	/s/ Nick Burnet
Name: Nick Burnet
Title: Executive Vice President and Chief Financial Officer